

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 27, 2017

Yanjun Wang
Group General Counsel
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522

> **Re: Sea Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 19, 2017**
> **CIK No. 0001703399**

Dear Ms. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to our prior comment 6. Prominently state that you do not believe you are a PRC Investor under Taiwan prohibitions in the industries in which you operate, even considering Tencent's approximate 40% ownership in you. Include in this disclosure the factors upon which you rely in making your determination.

2.   We note your response to our prior comment 1 and your revisions at pages 40 and 172. In particular, we note that you added language regarding general tensions between Taiwan and China to the end of a risk factor. Please add prominent disclosure specific to

Taiwan's prohibiting PRC Investors in the business areas in which you operate, discussing the purpose of such prohibitions and how they may impact your operations and the enforceability of your VIE arrangements.

Risk Factors, page 17

Risk Related to Our Corporate Structure, page 34

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations, page 34

3.   We note your response to our prior comment 4 and your revised disclosure on page 34 that certain of your operations in Taiwan are in industries that are not listed as permitted in the Positive Listings. These operations, including software publication, computer recreational activities, third party payment and general advertising services, are listed in the business scope of the business licenses of your Taiwan VIEs. Please tell us what operations, if any, are listed as permitted in the Positive Listings and whether they are listed in the business scope of the business licenses of your Taiwan VIEs.

Corporate History and Structure, page 64

Contractual Arrangements among Our VIEs, Their Shareholders and Us, page 66

4.   We note that in part of your response to our prior comment 7 you state that the shareholders of your material VIEs in Taiwan and Vietnam are your employees. Please expand your disclosure to include more information about these individuals. For example, in addition to identifying their relationship with the company (as employees), state how they were identified.

Principal Shareholders, page 197

5.   Please revise your beneficial ownership table to include ownership information by class of securities before and after offering. We note that you currently have seed preferred shares, series A preference shares and series B preference shares.

Description of Share Capital, page 202

6.   Please revise your Description of Share Capital and Description of American Depositary Shares sections to clearly identify the voting rights attached to each class of your securities. State explicitly, for example, the amount of votes per share for each class of securities.

7.   Please expand your disclosure to include a description of all of your classes of securities, including the rights and obligations attached to each such class. We note that you currently have seed preferred shares, series A preference shares and series B preference shares.

Exhibits

8.   We note that you do not currently list a legal opinion relating to the American Depository Shares. Please ensure that you file in a pre-effective amendment a legal opinion with respect to the American Depository Shares. Please refer to Staff Legal Bulletin 19, Section II(C).

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Benjamin Su, Esq.
        Kirkland & Ellis International LLP